

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2026

Michael Novogratz
Founder, Chief Executive Officer and Director
Galaxy Digital Inc.
300 Vesey Street
New York, New York 10282

> **Re: Galaxy Digital Inc.**
> **Registration Statement on Form S-3**
> **Filed on May 8, 2026**
> **File No. 333-295720**

Dear Michael Novogratz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Komul Chaudhry at 202-551-4746 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Brittany Ruiz